UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                September 28, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces approval of resolutions at Extraordinary General Meeting of Shareholders



   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Regisstration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ ALAN COOKE
                                    Name: Alan Cooke
                                    Title: Chief Financial Officer


Date: September 28, 2004



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


              AMARIN SHAREHOLDERS APPROVE ACQUISITION OF LAXDALE
                                    LIMITED

- Amarin receives shareholder approval to purchase Laxdale Limited -
- Receives authorization to proceed with private offering of shares -

LONDON, United Kingdom, September 28, 2004 - Amarin Corporation plc
NASDAQSC: AMRN) today announced that the resolutions, as set out in Amarin's Form 6-K dated September 1st 2004, to approve the acquisition of Laxdale Limited and to authorize the equity financing, have been passed at an Extraordinary General Meeting of its shareholders held earlier today.

Rick Stewart, Chief Executive Officer of Amarin commented, "we are pleased to have received overwhelming shareholder backing for the Laxdale acquisition and the proposed equity financing and we would hope to report shortly on our progress on these and other matters".

Amarin is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of neurological disorders affecting the central nervous system. Amarin's leading pipeline product, Miraxion, is in development for a number of therapeutic indications including Huntington's disease ("HD") and treatment-unresponsive depression. Amarin is listed on the Nasdaq small cap market (ticker: AMRN), has headquarters in London and a research and development facility in Stirling, Scotland.

Corporate Strategy

Amarin's goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs which address unmet medical needs. Amarin will develop its late-stage development pipeline initially focusing on HD and depression. Amarin will directly commercialize its neurology products in the U.S.
and out-license or partner its product rights in Europe and Japan. Amarin will also out-license or partner its pipeline globally for indications outside neurology.


Miraxion(TM) and Huntington's Disease

Miraxion(TM), Amarin's lead late-stage development product, is being developed for the treatment of Huntington's disease, with phase III trials due to commence in early 2005. Miraxion for Huntington's disease has been granted Fast Track designation and received Orphan
Drug designation both in the U.S. and in Europe. Huntington's disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. with a similar number in Europe. Additionally, over 200,000 persons in the U.S. alone are genetically
"at risk" of developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure for Huntington's disease.

Miraxion and Treatment-Unresponsive Depression

Phase II clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed, despite receiving standard therapy. The results of two trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate the program.

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Amarin's late-stage development product for Huntington's disease is in phase III clinical trials.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.